03011009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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| SEC FILE NUMBER |
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| 8- 49481 |

RECEIVED FEB 24 2003 165

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IIG Horizons Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 18th Floor
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas LaVecchia (212) 806-5100
(Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

MAR 10 2003

# OATH OR AFFIRMATION

I, Thomas LaVecchia swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IIG Horizons Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MATTHEW J. HOLDER
NOTARY PUBLIC, State of New York
No. 01HO6065397
Qualified in New York County
Commission Expires Oct. 15, 2005

Notary Public

Signature

FINOP

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

## INDEPENDENT AUDITOR'S REPORT

To the Member of
IIG Horizons Securities LLC

We have audited the accompanying statement of financial condition of IIG Horizons Securities LLC (a limited liability company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IIG Horizons Securities LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

**GOLDSTEIN GOLUB KESSLER LLP**

January 24, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

# IIG HORIZONS SECURITIES LLC
## (a limited liability company)

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2002**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 46,539 |
| Due from Broker | 93,908 |
| **Total Assets** | $140,447 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities - accrued expenses and other liabilities | $ 14,776 |
| Member's Equity | 125,671 |
| **Total Liabilities and Member's Equity** | $140,447 |

See Notes to Financial Statements

**1. ORGANIZATION:**

IIG Horizons Securities LLC (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company is a nonclearing broker-dealer and is exempt from provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

**2. SIGNIFICANT ACCOUNTING POLICIES:**

The Company records commission, revenue and expenses on a trade-date basis.

Investments in securities are valued at fair value as determined by management, with the resulting change in unrealized gains or losses included in Member's equity.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

**3. DUE FROM BROKER:**

The clearing and depository operations for the customers' security transactions are provided by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no amounts owed to the clearing broker by these customers in connection with normal cash, margin and delivery against payment transactions.

At December 31, 2002, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers. All of the securities owned reflected on the statement of financial condition are positions held by this clearing broker.

**4. INCOME TAXES:**

The Company does not record a provision for income taxes because its Member is required to report its share of the Company's income or loss on its income tax returns.

**5. REGULATORY REQUIREMENTS:**

Pursuant to the Uniform Net Capital requirements of the SEC under rule 15c3-1, the Company is required to maintain minimum net capital, as defined. The Company is subject to the minimum net capital requirement of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis; however, at December 31, 2002, the Company had net capital, as defined, of $124,548, which exceeded the required amount by $24,548.